Exhibit 99.1

Bioceres Crop Solutions Announces Regulatory Approval of HB4® Soy in China

China´s Ministry of Agriculture clearance enables import of soybeans produced using Bioceres´ drought tolerance HB4® technology

ROSARIO, Argentina April 29, 2022 -- Bioceres Crop Solutions Corp. (“Bioceres” or the “Company”) (NASDAQ: BIOX), a fully-integrated global provider of crop productivity solutions designed to enable the transition of agriculture towards carbon neutrality, announced today that China´s Ministry of Agriculture has publicly communicated its decision to approve the import and use as a raw material of soybeans produced using Bioceres´ proprietary drought tolerance technology, HB4®. Beijing Da Bei Nong Science and Technology Group Co. Ltd., Bioceres´ partner leading the regulatory efforts in China, confirmed the approval.

Argentina approved HB4® Soy for growth and consumption in 2015; unrestricted commercialization of HB4 Soy seeds in Argentina had been subject to Chinese import approval. HB4® Soy is now approved for unrestricted growth and commercialization in the United States, Canada, Brazil, Argentina and Paraguay, all together representing roughly 85% of the global soybean trade.

The Company will provide further comments on the approval and the impact on its business plans in the upcoming financial results conference call scheduled for May 12th 8.30 am EST.

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Through its HB4® program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs.

Forward-looking statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the Company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the Company’s ability to achieve its strategic goals, including the uncertainties relating to the impact of COVID-19 on the Company’s business, operations, liquidity and financial results and the other factors that are described in the sections entitled “Risk Factors” in the Company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the Company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

Contacts

Investor Relations Contact:

Rodrigo Krause

Head of Investor Relations
investorrelations@biocerescrops.com

Chris Tyson

Executive Vice President

MZ Group – MZ North America

BIOX@mzgroup.us
www.mzgroup.us